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SECU 05039167 MISSION 3/17

Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2005
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold J. Rodriguez, Jr. **(212) 389-1516**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Greenhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert F. Greenhill
Signature

CHAIRMAN & CEO
Title

Janet C. Elliott (Greller)
Notary Public

JANET C. ELLIOTT (Greller)
Notary Public, State Of New York
No. 01EL6066310
Qualified In New York County
Commission Expires November 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 3, 2005

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 27,018,793
Investment advisory fees receivable	2,804,923
Due from affiliates	3,866,435
Taxes receivable	46,293
Other assets	90,051
Total assets	$ 33,826,495
Liabilities and Member's Capital	
Compensation payable	$ 17,630,539
Accounts payable and accrued expenses	1,656,766
Due to affiliates	3,392,459
Total liabilities	22,679,764
Member's capital	11,146,731
Total liabilities and member's capital	$ 33,826,495

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC
Notes to Statement of Financial Condition
December 31, 2004

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. (formerly Greenhill & Co. Holdings, LLC) ("Parent" or "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. The Company, a New York limited liability company, is engaged in the investment banking business providing financial advisory services to corporations, institutions and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"). GCI has offices in the United Kingdom and Germany and is an authorized ISD Category D Corporate Finance Advisory Firm that is regulated by the Financial Services Authority ("FSA"). GCI is engaged in similar investment banking activities to those conducted by the Company in the United States.

G&Co is also an affiliate of Greenhill Capital Partners, LLC ("GCP LLC"). GCP LLC provides managerial and administrative services to affiliated partnerships which invest in private equity and is a registered investment advisor under the Investment Advisors Act of 1940. GCP LLC is a wholly-owned subsidiary of the Parent.

Note 2 - Summary of Significant Accounting Policies

Revenues

The Company recognizes advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Expenses are reported net of such client reimbursements.

Property and Equipment

Depreciation is computed principally by an accelerated method over the life of the assets, which range from three to seven years. Amortization of leasehold improvements is computed by the straight-line method over the lesser of the life of the asset or the term of the lease. See Note 3 – Property and Equipment.

Note 2 - Summary of Significant Accounting Policies (Continued)

Financial Instruments

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. At December 31, 2004, the carrying value of the Company's financial instruments approximates their fair value.

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, taxes, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent.

Note 3 - Property and Equipment

During 2004, the Company sold its property and equipment to the Parent for book value of $4,571,115. After the sale of the property and equipment, the Company was allocated a portion of depreciation and amortization expense in accordance with the expense sharing arrangement.

Note 4 – Related Party Transactions

At December 31, 2004, the Company had receivables of $2,124,194 from a non-interest bearing, open term loan to Greenhill Aviation Co., LLC, a wholly-owned subsidiary of the Parent. In addition, the Company had receivables relating to expense reimbursements of $1,466,239 from GCI and $275,954 from GCP LLC. The Company owed the Parent $2,090,836 for expense reimbursements. These receivables and payables are included in Due to/from Affiliates in the statement of financial condition.

Pursuant to an agreement entered into in September 2001 with Greenhill & Co GmbH ("GmbH"), GmbH provides support services of an administrative, financial, and legal nature and such advice as may be required to allow the Company and GCI to engage in providing corporate activities in the German market. In consideration for these services, the Company and GCI pay GmbH for all direct and indirect costs, including salary costs, plus 10 per cent. This agreement was dissolved in October 2004. The Company's had amounts relating to these costs due to GmbH at December 31, 2004 of $1,301,623, which is included in Due to Affiliates in the statement of financial condition.

Note 5 - Income Taxes

On May 11, 2004, the Company's Parent converted to corporate form as part of its initial public offering. The Company continued to be a limited liability company which is wholly owned by the Parent and accordingly is disregarded for income tax purposes. However, under a tax sharing arrangement, the Company recognized taxes for its allocated share of the corporate, state and local taxes incurred by the Parent.

Note 6 – Member's Capital

The Company makes periodic distributions subject to net capital requirements and working capital needs, to its Parent.

Note 7 - Retirement Plan

G&Co participates in a qualified defined contribution plan (the "Retirement Plan") sponsored by the Parent covering all eligible employees of the Company. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and an employer discretionary profit sharing contribution, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee.

At December 31, 2004, approximately $329,000 related to contributions to the Retirement Plan is included in compensation payable. The assets of the Retirement Plan are invested in various equity securities, U.S. government securities and money market funds.

Note 8 - Commitments

In 2004, the Company's leases for its primary office space were transferred to the Parent. Under the expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2004, the approximate aggregate minimum future rental payments for the leases retained by the Company were as follows:

2005	$	357,949
2006		329,585
2007		183,593
2008		3,894
2009		177
Total	$	875,198

Diversified U.S. financial institutions issued three unsecured letters of credit on behalf of the Company in the amounts totaling of $3.7 million at December 31, 2004 for the benefit of a lessor. At December 31, 2004, no amounts had been drawn under any of the letters of credit.

Note 9 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2004, G&Co's net capital was $20,095,671, which exceeded its requirement by $18,583,687. G&Co's aggregate indebtedness to net capital ratio was 1.13 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

STATEMENT OF FINANCIAL CONDITION

Greenhill & Co., LLC

(a subsidiary of Greenhill & Co., Inc.)

December 31, 2004

with Report of Independent Registered Public Accounting Firm